RAINCHIEF ENERGY INC

Management’s Discussion and Analysis of Financial Conditions
And Results of Operations (“MD&A”)

For The Three Months Ending March 31, 2011

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

This report is dated June 9, 2011

The following discussion and analysis prepared as at June 7, 2011, explains trends in the financial condition and results of operations of Rainchief Energy Inc. (“REI” or “the Company”) for the three months ended March 31, 2011 as compared to the same period in 2010. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2011. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect REI’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 900-925 West Georgia Street, Vancouver, British Columbia V6C-3L2, telephone (604) 484-5761. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and is traded under the symbol “RCFEF”.

The Company is an energy exploration company focused on the identification and evaluation for acquisition of energy assets worldwide. The Company seeks to acquire an ownership interest in alternative energy projects, and implement strategic financing and development programmes in order to generate revenue from these assets.  The Company will also seek out opportunities to partner with other companies in order to participate in larger energy projects.

Organization Structure

As of the date of this report the Company has two wholly-owned subsidiaries. Jaydoc Capital Corporation was acquired on December 22, 2010. Rainchief Renewable-1 SRL was incorporated under the laws of the Republic of Italy.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

Recent corporate developments

During the period commencing on January 1, 2011, the Company experienced the following corporate developments:

Private Placements
On January 24, 2011 the Company completed a private placement of 1,300,001 shares at US$0.15 for total proceeds of $196,263 (US$195,000). The proceeds were received as of December 31, 2010 and were recorded as share subscription advance in equity.  These securities are subject to resale restrictions in accordance with applicable securities legislation.

On March 14, 2011, the Company completed a private placement of 403,333 shares at a price of US$0.15 per share, raising gross proceeds of $59,747 (US$60,500).

Investor relations contract
On February 10, 2011, the Company entered into an agreement with another company for the provision of investor relations consulting services for a three month period commencing on the date of the agreement. For the services to be rendered by the Consultant under this Agreement, the Company shall pay to the consultant company a total fee in the amount of $15,000 and issue to the consultant company 200,000 stock options at a price to be mutually agreed upon.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2010:

	Years ended December 31,
	2008	2009	2010
	$	$	$
Net loss	485,973	480,025	398,327
Basic and diluted loss per share	0.27	0.19	0.02

Total assets	35,345	14,284	205,148
Total liabilities	315,430	282,429	129,940

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

Results of Operations

For the three months ended March 31, 2011 and 2010, the Company had net losses of $10,776 and $15,788, respectively.

Accounting, Audit and Legal expenses were essentially unchanged at $13,144 in the three months ended March 31, 2010, as compared to $13,941 in the three months ended March 31, 2010.

Consulting and Investor Relations Expense for the three months ended March 31, 2011, amounted to $61,600 an increase of $62,571 as compared with a recovery of $971 for the three months ended March 31, 2010. The Company incurred $56,600 in consulting fees in connection with its entry into the solar energy market and on-going corporate activities. In addition, the Company incurred $5,000 in connection with certain investor relations activiris.

During the three months ended March 31, 2011, the Company incurred Project Development Costs of $14,0460 in connection with its efforts to enter the solar energy market in Italy (three months ended March 31, 2010 - $Nil)

Filing and Transfer Agents Fees for the three months ended March 31, 2010 increased by $2,696 to $6,357 from $3,661 for the three months ended March 31, 2010 as a result of continued corporate activity during the period

General and Administration expenses for the three months ended March 31, 2011 totalled $8,010 (three months ended March 31,, 2010 - $nil) General and Administration expenses for the three months ended March 31, 2011 were comprised of Office and Telephone expenses - $1,267 and Office and Warehouse Rent - $ 6.743.

Travel expenses for the three months ended March 31, 2011were $4,802, as compared to $nil expended during three months ended March 31, 2010. These expenses were incurred in connection with the Company’s entry into the solar energy market.

The Company incurred a gain on foreign exchange of $942 for the three months ended March 31, 2011, as compared with a foreign exchange loss of $91 for the three months ended March 31, 2010. The gain and loss respectively, resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

On March 4, 2011, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors of Jaydoc, who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of share rights.

A total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by the Company in certain representations arising out of the Jaydoc acquisition.  The Company recorded the book value of the shares surrendered in the amount of $97,336 as a recovery in the statement of operations upon settlement.

In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement. These shares will be released in 8 tranches of 562,500 shares (12.5% of the total number of shares) at 90-day intervals commencing on May 30, 2011.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

Financial position

For the three months ended March 31, 2011 the Company had a working capital surplus of $24,844 as compared with a working capital surplus of $74,875 as at December 31, 2010.

The decrease in working capital during the three months ended March 31, 2011is due a reduction in Accounts Payable and Accrued Liabilities of $6,550 and an increase in in GST/HST Recoverable of $3,697. Total cash balances decreased by $60,278 from $171,237 as at December 31, 2009 to $110,959 as at March 31, 2011

Liquidity and Capital Resources

Cash provided from private placements in the three months ended March 31, 2011 was $59,356 (three months ended March 31, 2010 - Cash provided from related parties - $5,900). Changes in working capital accounts during the three months ended March 31, 2011 consumed $10,247 (three months ended March 31, 2010 – provided $21,028).

The uses of cash during the three months ended March 31, 2011 were $108,042 to fund the Company's continuing operations, and $1,345 to acquire certain fixed assets. Continuing operations generated $5,085 during the three months ended March 31, 2010.

Legal Claim

The Company is the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff seeks damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs, the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009. The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit.

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011

Revenues	-	-	-	-
Net profit (loss)	(107,276)	(30,982)	(244,099)	(10,766)
Basic and Diluted profit (loss) per share	(0.01)	(0.00)	(0.01)	(0.00)

	Three months ended
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010

Revenues – discontinued operations	194	709	2,741	-
Net profit (loss)	(402,663)	73,298	(30,007)	(15,970)
Basic and Diluted profit (loss) per share	(0.16)	0.00	0.00	(0.00)

The net profit realized in the three months ended September 30, 2009 resulted from the disposition of certain loss-making subsidiaries. The net losses realized in all other periods result from the Company’s on-going business operations.

The quarterly results are reported in accordance with Canadian GAAP with the exception of the results for the first quarters of 2011 and 2010 that have been adjusted to IFRS. See note 10 to the Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2011 for a reconciliation of Canadian GAAP to IFRS.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three months ended March 31, 2011, the Company was involved in certain transactions with related parties:

Three months ended March 31,	2011	2010
	$	$

Consulting fees charged by an Officer of the Company	-	5,900
Management fees charged by a company controlled by a Director and Officer of the Company for management, administration, supervision and company development services	18,100	-

	18,100	5,900

These transactions were in the normal course of operations and have been recorded at their exchange amounts.

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the three months ended March 31, 2011

Adoption of International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, International Financial Reporting Standards (“IFRS”) replaced Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises. As a result, the Company’s interim condensed financial statements for the three months ended March 31, 2011 are reported in accordance with IFRS, with comparative information for 2010 restated. The Company developed and executed a changeover plan in order to begin reporting in accordance with IFRS from January 1, 2011. The changeover plan included a diagnostic phase, an impact analysis, evaluation on conversion phase and an implementation and review phase, resulting in the Company’s first interim reporting under IFRS for the first quarter of 2011. The implementation and review phase will continue and the Company will continue to monitor accounting and regulatory developments and evaluate their impacts on future financial reporting.

The impact of IFRS transition on Internal Controls over Financial Reporting
The Company continues to design and implement internal controls to ensure the integrity and accuracy of information under IFRS. These controls and procedures addressed the change-over to IFRS as at January 1, 2010, (including Board approval of new accounting policies), and the re-alignment of the subsequent quarterly and annual financial reporting processes to meet the additional disclosure requirements of IFRS.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011
The impact of IFRS on information technology and data system requirements
The Company reviewed its information systems to ensure that these systems will meet future reporting requirements for current and future operations. Changes in accounting policies, processes and collection of additional information for disclosure have been and will continue to be incorporated in the design and implementation of these systems.

The impact of IFRS on business activities
The Company determined that the adoption of IFRS is not expected to have a significant impact on business activities currently being undertaken or planned.

The impact of IFRS on the presentation of the Financial Statement
As a result of the detailed component evaluations, for the balances and totals that existed at January 1, 2010, management identified the following major differences between the Company’s current accounting policies and those that the Company applied in preparing IFRS financial statements:

i)	Presentation – Statements of financial position and operations
In accordance with IAS1 – Presentation of Financial Statements the Company’s consolidated balance sheets is be labeled “Statements of financial position”. Management has presented the statement of operations based on the function of expenses (e.g. Revenue, Cost of Sales, Distribution expenses, Administrative expenses), rather than the nature of expenses. Overall, the various IFRS require significant additional disclosures, including disclosures related to financial instruments, segmented disclosures, details regarding compensation of key management personnel and other disclosures contained in the interim consolidated financial statements.

ii)	Impairment of assets
Under the guidance of IAS36 — Impairment of assets, the Company is to compare the carrying value of assets to the present value of the recoverable amount (which is the higher of “value in use” and “fair value less cost to sell”) in order to determine whether any impairments are required. Impairments may be reversed in subsequent periods. The Company performed a preliminary assessment of the carrying value of its assets in accordance with the guidance of IAS36 and no impairments were required as at December 31, 2009.

iii)	Income taxes
Management has not finalized their assessment of the impact that the IFRS transition will have on the Company’s measurement and presentation of current and future income taxes in accordance with IAS12-Income Taxes.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

IFRS 1 contains various elective exemptions which are intended to provide relief from fully retrospective application of specific IFRS requirements. Not all of the available exemptions currently apply to the Company; however, management made the following elections with regards to the applicable exemptions:

Exemption available	Intended election
1. Business combinations - A first-time adopter may elect not to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS).	The Company has applied the exemption and will not restate any past business combinations.
2. Share based payments - A first-time adopter is not required to apply IFRS 2 to equity instruments that were granted after 7 November 2002 and vested before the date of transition to IFRS.	The Company has applied this exemption, as non-employee share based payments which vested prior to January 1, 2010 may not have been measured in accordance with IFRS 2.
3. Fair valuation of Property, Plant & Equipment as deemed cost - An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.
The Company did not make use of this exemption.
4. Cumulative translation adjustment - a first-time adopter need not comply with the requirements of IAS21 — The Effect of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. If a first-time adopter uses this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

The Company did not have any cumulative translation adjustments at the date of transition to IFRS. However, should the Company elect to change its reporting currency, and such change gives rise to any cumulative translation adjustments, the Company will consider making use of this exemption.

2. Designation of previously recognized financial instruments. An entity is permitted to designate, at the date of transition to IFRS, any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets the criteria in IAS39
The Company’s current designation of financial instruments remains appropriate, and therefore the Company did not make use of this exemption.

Off Balance Sheet Arrangements
The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a)      Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

●	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

●
Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

●
Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

Accordingly, the Company has classified its financial instruments as follows:

●	Cash is classified as held-for-trading and accordingly carried at its fair value;

●	Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

●	Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares
Authorized
Unlimited number of common shares without par value.

Issued and outstanding as at March 31, 2011
34,777,242 common shares for a net consideration of $2,945,215

(b)	Stock Options
Outstanding stock options as at March 31, 2011
Nil

(c)	Share Purchase Warrants
Outstanding share purchase warrants as at March 31, 2011
10,930,000 warrants at a weighted average exercise price of US$0.04 per share.
The warrants expire on various dates between June 30, 2014 and October 28, 2015:

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan.  For the three months ended March 31, 2011, we recorded a net loss from operations of $10,776, as compared with a net loss of $15,970 for the the three months ended March 31, 2010. The financial statements have been prepared using IFRS applicable to a going concern.  However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,290,865 as at March 31, 2011. Operations for the March 31, 2011 have been funded primarily from the issuance of share capital and the continued support of creditors.  Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,500,000 to begin a series of alternative energy property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised.

Our entry into the alternative energy property acquisition business may not be successful and there are risks attendant on these activities

The alternative energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities.  Even with capital and experience, industry risks are significant.  Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can identify. We offer no assurance that our entry into this business activity will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced.  If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights.  Interest on the debt would increase costs and negatively impact operating results.  If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock.  It is likely the Company will sell securities in the future.  The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.  Our stock trades on the “OTC.BB” but it is not actively traded.  If there is no active trading market, you may not be able to resell your shares at any price, if at all.  It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility.  Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally.   Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock.  Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading.  As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2011

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our  stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities).  For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.  This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited.  The Company is incorporated under the laws of British Columbia.  Most of the assets now are located in Canada.  Our directors and officers and the audit firm are residents of Canada.  As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934.  In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov